UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)



                         GOLDEN STATE BANCORP INC.
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                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                      (Title of Class and Securities)

                                381197 10 2
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                               (CUSIP Number)

                               GERALD J. FORD
                          HUNTER'S GLEN/FORD, LTD.
                       200 CRESCENT COURT, SUITE 1350
                            DALLAS, TEXAS 75201
                               (214) 871-5131
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                             DECEMBER 17, 1999
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          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following [ ]

     Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                           CUSIP No. 381197 10 2

    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            FORD DIAMOND CORPORATION
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                              (a) (X)
                              (b) ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

            00
     -------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            Texas
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      - 0 -
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       16,763,782
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        - 0 -
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                          16,763,782
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    16,763,782
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES             ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                    13.71%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
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     CUSIP No. 381197 10 2

    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            HUNTER'S GLEN/FORD, LTD.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                 (a) (X)
                                 (b) ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

            00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)              ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            TEXAS
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      - 0 -
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       16,763,782
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        - 0 -
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                           16,763,782
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    16,763,782
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                    ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                    13.71%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------



CUSIP No. 381197 10 2

    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            GERALD J. FORD
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                            (a) (X)
                            (b) ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

            00
     -------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      - 0 -
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       16,763,782
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        - 0 -
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                          16,763,782
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    16,763,782
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                13.71%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     -------------------------------------------------------------------



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CUSIP No. 381197 10 2                                       13D
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INTRODUCTION

            The Reporting Persons named in Item 2 below were formerly included in a Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999, Amendment No. 3, dated August 25, 1999 and Amendment No.4, dated December 17, 1999 (collectively, the "Prior Filings"). The Reporting Persons are filing this Statement on Schedule 13D in order to: (i) reflect their individual holdings and (ii) report that, for the convenience of the parties, the Reporting Persons, on the one hand, and Mafco Holdings Inc. and GSB Investment Corp., on the other hand, have decided to no longer file a joint Statement on Schedule 13D and will instead each file separately (as disclosed in Amendment No. 4 of the Prior Filings).

ITEM 1.  SECURITY AND ISSUER.

            This Statement on Schedule 13D relates to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The Company has its principal executive offices at 135 Main Street, San Francisco, California 94105.

ITEM 2.  IDENTITY AND BACKGROUND.

            This Statement on Schedule 13D is being filed by (a) Gerald J. Ford, (b) Ford Diamond Corporation, a Texas corporation ("FDC"), and (c) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen," and together with FDC and Mr. Ford, the "Reporting Persons").

            The name, business address, present principal occupation or employment and citizenship of each director and executive officer of FDC is set forth in Schedule I hereto and is incorporated herein by reference.
All of the individuals named on Schedule I are citizens of the United States of America.

            To the knowledge of the Reporting Persons, during the last five years neither any of the Reporting Persons nor any of the persons listed on
Schedule I hereto (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

            The information contained in Item 2 of the Prior Filings is hereby incorporated into this Schedule 13D by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The method of acquisition of shares of the Common Stock by the Reporting Persons (including the source and amount of the consideration used in acquiring such shares, a description of the transaction and the names of the parties thereto)is as set forth in Item 3 of the Prior Filings and is hereby incorporated into this Schedule 13D by reference.

ITEM 4.  PURPOSE OF TRANSACTION.

            The Reporting Persons are filing this Statement on Schedule 13D to report that, for the convenience of the parties, the Reporting Persons, on the one hand, and Mafco Holdings Inc. and GSB Investment Corp., on the other hand, have decided to no longer file a joint Statement on Schedule 13D and will instead each file separately (as disclosed in Amendment No. 4 of the Prior Filings).

            The information contained in Item 4 of the Prior Filings is hereby incorporated into this Schedule 13D by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) - (b) As of December 14, 1999, based upon information provided by the Company, there were 122,256,883 outstanding shares of Common Stock. Mr. Ford, FDC and Hunter's Glen may be deemed to share beneficial ownership of 16,763,782 shares of Common Stock, representing 13.71% of the Common Stock outstanding.


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CUSIP No. 381197 10 2                                       13D
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      (c) There were no transactions with respect to Common Stock by the
Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

      (d) Not applicable.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as provided in the Reorganization Agreement and the Registration Rights Agreement (as described in Item 4 of the Prior Filings and hereby incorporated into this Schedule 13D by reference), to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and Schedule I thereto, or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

      Exhibit 1 - Schedule 13D, filed by Mafco Holdings Inc., GSB
      Investments Corp., Gerald J. Ford, Ford Diamond Corporation, and Hunter's Glen/Ford, Ltd., dated September 11, 1998.

      Exhibit 2 - Amendment No. 1 to Schedule 13D, filed by Mafco Holdings Inc., GSB Investments Corp., Gerald J. Ford, Ford Diamond Corporation, and Hunter's Glen/Ford, Ltd., dated December 30, 1998.

      Exhibit 3 - Amendment No. 2 to Schedule 13D, filed by Mafco Holdings Inc., GSB Investments Corp., Gerald J. Ford, Ford Diamond Corporation, and Hunter's Glen/Ford, Ltd., dated January 21, 1999.

      Exhibit 4 - Amendment No. 3 to Schedule 13D, filed by Mafco Holdings Inc., GSB Investments Corp., Gerald J. Ford, Ford Diamond Corporation, and Hunter's Glen/Ford, Ltd., dated August 25, 1999.

      Exhibit 5 - Amendment No. 4 to Schedule 13D, filed by Mafco Holdings Inc. and GSB Investments Corp., dated December 17, 1999.




                                 SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: December 17, 1999





                              FORD DIAMOND CORPORATION

                              By:   /s/ Nancy Foederer
                                    -----------------------------
                                    Name:  Nancy Foederer
                                    Title: Vice President


                              HUNTER'S GLEN/FORD, LTD.

                              By:   Ford Diamond Corporation,
                                    General Partner

                              By:   /s/ Nancy Foederer
                                    -----------------------------
                                    Name:  Nancy Foederer
                                    Title: Vice President


                              GERALD J. FORD

                              By:   /s/ Gerald J. Ford
                                    -----------------------------
                                    Name: Gerald J. Ford



                                 SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS

                          Ford Diamond Corporation

         Set forth below is each director and executive officer of Ford
Diamond Corporation. The principal address of Ford Diamond Corporation and, unless otherwise indicated below, the current business address for each individual listed below is 200 Crescent Court, Suite 1350, Dallas, Texas 75201. Each such person is a citizen of the United States.

Name and Address        Position Held with FDC                   Present Principal Occupation or Employment
----------------        ----------------------                  ------------------------------------------
Gerald J. Ford            President and Sole Director           Chairman & Chief Executive Officer, Golden State
                                                                Bancorp Inc. and California Federal Bank
Nancy J. Foederer         Vice President and Treasurer          Vice President & Treasurer, Diamond A-Ford
                                                                Corporation
Charles W. Brown          Secretary and Assistant Treasurer     Secretary, Diamond A-Ford Corporation
Shirley Booth             Assistant Secretary                   Executive Assistant, California Federal Bank
Robert C. Taylor          Assistant Secretary                   Attorney, Taylor Lohmeyer Corrigan, PC
                                                                2911 Turtle Creek Blvd., Suite 1010 Dallas, Texas 75219